Filed by Trailblazer Merger Corporation I. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trailblazer Merger Corporation I

Commission File No. 001-41668

On August 6, 2025, Cyabra Strategy Ltd. Issued the following press release:

Cyabra Launches Brand & Entertainment Council with Industry Leaders to Combat AI-Generated Disinformation

New York, NY - August 6, 2025 – Cyabra Strategy Ltd. (“Cyabra”), the AI-powered platform for real-time disinformation detection, today announced the formation of the Cyabra Brand & Entertainment Council, featuring high-profile industry leaders including Jonny Bentwood (President of Data & Analytics at Golin), Mike G (Partner and Talent Agent at United Talent Agency), David Wander (Chief Digital Officer at Roc Nation), and Arthur Stark (former President of Bed Bath & Beyond). This new advisory panel unites experts from communications, analytics, and the entertainment space, to help Cyabra combat the escalating spread of social media disinformation.

The Council will provide strategic guidance to Cyabra’s team and partners, advising on how to strengthen solutions against such threats. The goal is to keep Cyabra and the wider industry a step ahead of these evolving attacks.

“The threat of digital impersonation and manipulated content has never been more serious for our artists and their fans,” said Mike G, Senior Partner at United Talent Agency. “Protecting artist reputations and maintaining authentic fan connections requires sophisticated detection capabilities and strategic guidance. This Council represents a crucial step forward in safeguarding the integrity of entertainment and ensuring that genuine creative expression isn’t overshadowed by digital deception.”

Launched at a pivotal moment, the Council is working with Cyabra to combat the wave of false narratives, fake accounts, and AI-generated “deepfake” content spreading across social media platforms. When disinformation moves at the speed of social, one deepfake can hurt a career, and one post amplified by fake accounts can cause brand perception to collapse overnight. Cyabra’s tools are designed to protect authenticity in an age where anyone, and anything, can be digitally weaponized.

Cyabra specializes in identifying online disinformation and monitoring emerging threats, enabling brands and public figures to safeguard their reputations. By detecting these malicious activities in real time, Cyabra empowers their customers to act on threats to brand reputation and keep online discourse authentic.

As Cyabra continues to innovate in disinformation defense, the Brand & Entertainment Council will play a long-term role in shaping industry standards for digital trust. Members will collaborate on ethical guidelines for AI, promote awareness, and inform the development of next-generation authenticity tools.

“The industry is witnessing a flood of AI-driven disinformation that can deceive audiences in seconds,” said Dan Brahmy, CEO and Co-founder of Cyabra. “By uniting Cyabra’s cutting-edge technology with industry expertise, we will help develop the standards and tools needed to safeguard authenticity across brands and the entertainment industry.”

Council Member Expertise

The Cyabra Brand & Entertainment Council, led by Cyabra’s CEO, Dan Brahmy, comprises distinguished industry leaders:

●	Jonny Bentwood, President of Data & Analytics at Golin (an IPG company), where he leads global communications strategies that transform data into actionable intelligence.

●	Mike G, Partner and Talent Agent at United Talent Agency. Representing a diverse roster of multi-genre superstars including Lil Wayne, the Kid LAROI, and Cardi B, he provides frontline perspective on talent protection.

●	Arthur Stark, Former President of Bed Bath & Beyond, brings extensive retail and brand management experience to address corporate reputation challenges in digital spaces.

●	David Wander, Chief Digital Officer at Roc Nation, brings comprehensive expertise in music, sports, brands, and philanthropy, providing critical digital strategy knowledge.

The formation of the Council comes at a time when high-profile incidents of digital manipulation continue to proliferate. Recent examples include deepfake videos featuring celebrities like Tom Hanks and Scarlett Johansson appearing in unauthorized content, and AI-generated music tracks that convincingly mimic artists without their consent. Global brands such as Starbucks have recently been targeted by disinformation campaigns involving fake executive announcements, coordinated calls for boycotts, and market manipulation. These tactics have led to real-world consequences such as stock volatility, public backlash, and reputational harm.

Cyabra has entered into a business combination agreement with Trailblazer Merger Corporation I (NASDAQ: TBMC), a blank-check special-purpose acquisition company.

About Cyabra

Cyabra is a real-time AI-powered platform that uncovers and analyzes online disinformation and misinformation by uncovering fake profiles, harmful narratives, and GenAI content across social media and digital news channels. Cyabra’s AI solutions protect corporations and governments against brand reputation risks, election manipulation, foreign interference, and other online threats. Cyabra’s platform leverages proprietary algorithms and NLP solutions, gathering and analyzing publicly available data to provide clear, actionable insights and real-time alerts that inform critical decision-making. Cyabra uncovers the good, bad, and fake online.

For more information, visit www.cyabra.com.

Media Contact:

pr@cyabra.com

About Trailblazer

Trailblazer is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. For more information, visit: www.trailblazermergercorp.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to certain products and services that are the subject of a proposed transaction (the “Business Combination”) between Trailblazer and Cyabra. All statements other than statements of historical facts contained in this press release, including statements regarding Cyabra’s business strategy, products and services, research and development costs, plans and objectives of management for future operations, and future results of current and anticipated product offerings, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the ability to complete the Business Combination or, if Trailblazer does not consummate such Business Combination, any other initial business combination; expectations regarding Cyabra’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and Cyabra’s ability to invest in growth initiatives and pursue acquisition opportunities; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against Trailblazer or Cyabra following announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination due to, among other things, the failure to obtain Trailblazer stockholder approval; the risk that the announcement and consummation of the proposed Business Combination disrupts Cyabra’s current operations and future plans; the ability to recognize the anticipated benefits of the proposed Business Combination; unexpected costs related to the proposed Business Combination; the amount of any redemptions by existing holders of Trailblazer’s common stock being greater than expected; limited liquidity and trading of Trailblazer’s securities; geopolitical risk and changes in applicable laws or regulations; the size of the addressable markets for Cyabra’s products and services; the possibility that Trailblazer and/or Cyabra may be adversely affected by other economic, business, and/or competitive factors; the ability to obtain and/or maintain the listing of the combined company’s common stock on Nasdaq following the Business Combination; operational risk; and the risks that the consummation of the proposed Business Combination is substantially delayed or does not occur.

Important Information for Investors and Stockholders

In connection with the Business Combination, Trailblazer Holdings, Inc., a subsidiary of Trailblazer (“Holdings”) has filed a registration statement on Form S-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Trailblazer’s common stock in connection with its solicitation of proxies for the vote by its stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus of Holdings relating to the offer and sale of its securities to be issued in the Business Combination. . After the Registration Statement is declared effective, the proxy statement/prospectus will be sent to all Trailblazer stockholders so that they may vote on the Business Combination.

INVESTORS AND STOCKHOLDERS OF TRAILBLAZER ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES INVOLVED.

Trailblazer stockholders are currently able to obtain copies of the preliminary proxy statement/prospectus and other documents filed with the SEC that are incorporated by reference therein, and will be able to obtain the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, once available, in all cases without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Trailblazer at 510 Madison Avenue, Suite 1401, New York, NY 10022, Telephone: 646-747-9618.

Participants in the Solicitation

Cyabra, Trailblazer, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Trailblazer stockholders regarding the proposed Business Combination. Information about Trailblazer’s directors and executive officers and their ownership of Trailblazer’s securities is set forth in the proxy statement/prospectus pertaining to the proposed Business Combination.

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval. No sale of securities shall occur in any jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under applicable laws.

4